

July 24, 2012

Via E-Mail

Catherine Cownie, Esq.
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309

> **Re:** **Iowa Renewable Energy, LLC**
> **Amendment No. 1 to Schedule 13E-3 filed July 18, 2012**
> **File No. 5-86878**
> **Amendment No. 1 to Schedule 14A filed July 18, 2012**
> **File No. 0-52428**

Dear Ms. Cownie:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

What does it mean for IRE and our unit holders…, page 2

1. We note your responses to comments four and 11 in our letter dated June 27, 2012. Please revise, both here and on page 18, to address the loss of the federal reporting obligations for directors, officers and principal security holders.

Background, page 8

2. Please revise to identify the members of the deregistration committee.

Procedural Fairness, page 14

3. Please revise to add unit holders' inability to acquire or sell additional units after July 3, 2012, which is before the date that unit holders will receive the proxy statement or will vote on the reclassification, as a negative factor.

Effect on Our Directors and Executive Officers, page 18

4. Please revise to specifically state that all of your officers and directors other than Mr. Rippey will be receiving Class A units.

Effects of the Reclassification on Unit Holders of IRE, page 18

5. Please revise the first paragraph to separately present the benefits and detriments. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Effects of the Reclassification on Class Unit A Unit Holders, page 20

6. For ease of investor understanding, please revise the table to present each benefit and detriment separately, as you have done in the comparison chart on page 23. Please add the detrimental effect that the loss of voting rights may have on the market value of Class B units. Please also address, here and in the comparison chart on page 23, the different rights to call a meeting, to nominate directors, and to amend the operating agreement.

Quorum; Vote Required for Approval, page 29

7. We note your response to comment 14 in our letter dated June 27, 2012, and that you have deleted your disclosure regarding broker non-votes. Please revise to describe the treatment of broker non-votes. Refer to Item 21(b) of Schedule 14A. In this regard, we note your discussion regarding units held in a brokerage account on page 20.

Form of Proxy

8. We note your response to comment two in our letter dated June 27, 2012; however, we reissue that part of our comment asking to revise the proxy card to indicate that it is a "preliminary" copy.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions